UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                November 28 2005


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________


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RESEARCH UPDATE

PROMISING CLINICAL RESULTS FROM LIRAGLUTIDE PHASE 2B STUDY

Providing glucose control and weight loss without hypoglycaemia

Novo Nordisk today announced clinical results from its phase 2b study of the safety and efficacy of liraglutide, the once-daily, fully-human GLP-1 analogue. The study, which was a double-blind, placebo-controlled, randomised, monotherapy study over 14 weeks, included 165 patients with type 2 diabetes that were previously treated with diet or oral antidiabetic agents.

An improvement of haemoglobinA1c (HbA1c) of between 1.5 and 2 percentage points was achieved by treatment with liraglutide compared to placebo. At the highest dose more than 45% of patients achieved a target of HbA1c equal to or below 7% compared to less than 8% treated with placebo. An HbA1c level below 7% is recommended by the American Diabetes Association. The average HbA1c level at the beginning of the study was just below 8.5%.

At the highest liraglutide dose the improvement in fasting plasma glucose achieved was above 3 mM (> 54 mg/dl). In addition, these patients reduced their bodyweight by approximately 3 kg from a baseline of around 90 kg.

Liraglutide was well tolerated and nausea was reported at a level of 5-10%. Gastrointestinal side effects occurred most frequently in the beginning of the study, whereafter the frequency decreased substantially. There were no cases of major or minor hypoglycaemia in spite of the significant improvement in glycaemic control.

Mads Krogsgaard Thomsen, chief science officer and executive vice president of Novo Nordisk, said: "The impressive clinical data for liraglutide holds great promise for improving the treatment of type 2 diabetes; simultaneous glucose control and weight loss in the absence of hypoglycaemic events."

Novo Nordisk expects to communicate full results from the phase 2b study at a scientific meeting in 2006. As previously communicated, phase 3 studies with liraglutide including approximately 3,800 patients are expected to start in February 2006.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 21,600 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                                Investors:
Outside North America:                Outside North America:
Mike Rulis                            Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573         Tel (direct): (+45) 4442 7945

                                      Christian Qvist Frandsen
                                      Tel (direct): (+45) 4443 5182

In North America:                     In North America:
Susan T Jackson                       Mads Veggerby Lausten
Tel (direct): (+1) 609 919 7776       Tel (direct): (+1) 609 919 7937

Stock Exchange Announcement no 28 / 2005



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 28 2005                            NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer